UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
__________________________

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 31, 2013 titled “GeoPark Announces Results for the Three-Month Period and Full Year Ended December 31, 2013”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES RESULTS FOR THE THREE-MONTH PERIOD
AND FULL YEAR ENDED DECEMBER 31, 2013

March 31, 2014 - GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil and Argentina is pleased to announce its quarterly and audited annual results for 2013.

All figures are expressed in US dollars. Proforma figures in this release refer to the inclusion in the period of an acquired interest in the Manati Field (Brazil), which was agreed in May 2013 and approved by the ANP in March 2014.

FULL YEAR 2013 HIGHLIGHTS

Operations:

•	Oil and gas production up 20% to 13,517 boepd. Proforma, the annual 2013 production increased to 17,098 boepd
•	39 new wells drilled with 74% success rate including 7 new oil and gas field discoveries
•	Approximately 1,350 sqkm of 3D seismic acquired in Chile and Colombia
•
2P PRMS oil and gas reserves up 8% to 61.6 mmboe, representing a reserve replacement of 199%. Including the reserves added from the Manati Field (Brazil) acquisition, 2P PRMS oil and gas reserves increased by 23% to 70.2 mmboe

Finance:

•	Net Revenues up 35% to $338.4 million
•	Adjusted EBITDA up 38% to $167.3 million
•	Adjusted EBITDA per boe up 9% to $33.9 per boe
•	Cash position of $121.1 million at year end
•	Total capital expenditures of $228.0 million
•	Profit for the year up 89% to $34.9 million

Strategic / New Business:

•	Acquisition of 10% interest in Manati Field, largest producing gas field in Brazil, in May 2013 (approved by ANP on March 26, 2014)
•	Nine new hydrocarbon blocks awarded in Rounds 11 and 12 in Brazil in the Sergipe Alagoas, Parnaiba, Potiguar and Reconcavo Basins (two blocks from Round 12 subject to ANP approval)
•	2020 Bond issued for $300 million in February 2013 to replace existing debt and finance organic and inorganic growth
•	New listing and re-IPO on the New York Stock Exchange in February 2014 (NYSE:GPRK) with approximately $100 million raised to fund new growth

FOURTH QUARTER 2013 HIGHLIGHTS

Operations:

•	Oil and gas production up 37% to 14,548 boepd. Proforma, quarterly production increased to 18,212 boepd
•	Two new oil field discoveries (Tigana and Tigana Sur) on the Llanos 34 Block in Colombia

Finance:

•	Net Revenues up 29% to $87.8 million
•	Adjusted EBITDA up 55% to $41.4 million
•	Adjusted EBITDA per boe up 13% to $30.9 per boe

Strategic / New Business:

•	Two new blocks awarded in Round 12 in Brazil in the Parnaiba and the Sergipe Alagoas Basins (subject to ANP final approval)
•	Strategic alliance with Tecpetrol for new upstream oil and gas projects in Brazil

Commenting, James F. Park, CEO of GeoPark, said: “With solid fourth quarter results, GeoPark has completed another successful year of record operational and financial growth, proven execution, and strategic positioning to open future opportunities. For the seventh consecutive year, key performance indicators of production, reserves and cash flow recorded important gains – and we further expanded our business platform into major hydrocarbon regions in Latin America. Our asset base now consists of 29 blocks in ten hydrocarbon basins in four countries with a rich mix of exploration, development, production, and unconventional resource opportunities and supported by a current production of over 20,000 boepd and reserves of 70 million boe (2P).

Our Chile business continues to build value with increased oil production (up 14%) from our successful drilling program in the Tobifera formation on the Fell Block. On our new Tierra del Fuego acreage across the Magellan Strait (similar geological play as the Fell Block), we just completed a 1,500 sqkm 3D seismic survey, put a new gas field discovery on production and initiated a continuous 15-17 exploration and development well drilling program.

Our Colombia business, in our first full year, continued on a high growth trajectory with bottom-line production and reserve improvements; up 89% and 45% respectively. Block Llanos 34, operated by GeoPark, led the charge with four new oil field discoveries – and, we are now carrying out an 18-23 well drilling program to develop these fields and to explore new prospects on our Colombian assets.

We established a Brazil business in 2013, following our risk-balanced approach, by assembling an asset portfolio (ten blocks through an acquisition and two competitive bidding rounds) with secure production and cash flow, attractive exploration potential and a partnership with Petrobras. We also acquired an experienced Brazilian technical team to manage our assets and further expand in Brazil – one of the world’s highest-potential hydrocarbon countries.

Our balance sheet was strengthened during 2013 with a successful placing (substantially over-subscribed) of a $300 million international bond. We have cash on hand and our Adjusted EBITDA has continued to grow (up 38%) to support our organic investment program. In early 2014, we made an important transition to the New York Stock Exchange – not only raising funds (approximately $100 million) for our expansion but also reaching a wider audience of investors to join us on our journey forward.

We continue to invest in building our team and know-how and believe this has created a differentiating capability. We have strong technical, operating and financial teams in each country of operation supported by a seasoned corporate team. Our biggest strength remains a team united by a culture of commitment, hard work and heart.

We see Latin America as a region of unusual opportunity and are excited about expanding our footprint in the countries where we currently have operations – as well as establishing a platform in Peru. Our focus is to continue to build a balanced portfolio with lower-risk cash-flow generating properties, mid-term development projects and longer term assets with attractive upside potential – working with our strategic partners including LG, Tecpetrol and the IFC.

We are on target to continue our strong and steady 15-20% growth pace for 2014 – supported by a self-funded $220-250 million work program – including the drilling of 50-60 new wells, balanced between exploration (40%) and development (60%) targets and approximately between Chile (60%), Colombia (35%) and Brazil (5%). This is a largely discretionary program and can be adjusted to accommodate new opportunities or needs.

Our consistent operational and financial track record, supported by our 2013 results, and our outlook for 2014 give us the confidence to reach our objective of building the premier upstream independent company in Latin America.”

FOURTH QUARTER 2013

The table below sets forth GeoPark’s production figures for 4Q2013, as compared with 4Q2012.
In addition, it includes proforma information for Brazil.

	4Q2013			4Q2012	% Chg.
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)
Chile	6,748	4,160	15,526	6,546	3%
Colombia	7,725	7,717	48	4,027	92%
Argentina	75	61	88	54	39%
Total	14,548	11,938	15,662	10,627	37%
Plus:
Brazil	3,664	64	21,601
Total Proforma	18,212	12,002	37,263

The table below sets forth some key indicators of performance for 4Q2013, as compared with 4Q2012. These figures do not include proforma information for Brazil.

Key Indicators	4Q 2013	4Q 2012	% Chg.
Oil production (bopd)	11,938	7,939	50%
Gas production (mcfpd)	15,662	16,131	-3%
Average net production (boepd)	14,548	10,627	37%
Average realized sales price
⁻Oil ($ per bbl)	80.3	87.5	-8%
⁻Gas ($ per mcf)	5.8	4.0	47%
Net Revenues ($ million)	87.8	68.3	29%
Adjusted EBITDA ($ million)	41.4	26.6	55%
Profit (loss) for the period ($ million)	9.7	(6.0)	N/A

CONSOLIDATED OPERATING PERFORMANCE

Production: Consolidated production increased by 37% in 4Q2013 to 14,548 boepd.  This growth was led by 50% increase in consolidated oil production, mainly coming from higher oil production in the Colombian operations. In addition, gas production decreased by 3% to 15,662 mcfpd.

Net Revenue: Consolidated net revenues increased by 29% to $87.8 million in 4Q2013.

Consolidated Oil Revenues: Consolidated oil revenues increased by 27% to $80.2 million in 4Q2013 mainly resulting from increased production, partially offset by an 8% decrease in the average realized price of oil per barrel to $80.3.

Consolidated oil revenues represented 91% of total revenues in 4Q2013 (93% in 4Q2012).

Consolidated Gas Revenues: Consolidated gas revenues increased by 50% to $7.6 million in 4Q2013 mainly due to higher average realized sales prices, partially offset by the slight decrease in gas production. The average realized gas sales price increased 47% to $5.8 per mcf in 4Q2013 vs. $4.0 per mcf in 4Q2012.

Gas revenues represented 9% of total revenues in 4Q2013 (7% in 4Q2012).

Costs: Consolidated production costs increased by 23% to $49.8 million in the 4Q2013, mainly resulting from total increased production. Improved fixed cost absorption led production costs per barrel to decrease 10% from $41.6 per boe to $37.2 per boe.

Consolidated exploration costs decreased from $6.1 million in 4Q2012 to $0.2 million in 4Q2013, primarily as a result of lower write-offs in Chile (no exploratory wells expensed in 4Q2013).

Consolidated administrative costs increased by 84% to $14.5 million in 4Q2013, primarily as a result of (i) increased staff costs, mainly in the Colombian operations and at the corporate level; (ii) higher costs related to the start-up of the Brazilian operations; and (iii) new business costs.

Consolidated selling expenses decreased by 47% to $4.7 million in 4Q2013, mainly driven by reductions in Colombian selling expenses.

Adjusted EBITDA: Consolidated Adjusted EBITDA increased by 55% to $41.4 million in 4Q2013.  The increase was mainly driven by higher production and revenues, partially offset by higher administrative costs.

Consolidated Adjusted EBITDA per boe increased by 13% to $30.9 per barrel in 4Q2013.

ANALYSIS BY BUSINESS SEGMENT

Operations in Chile

In Chile, GeoPark is the first and the largest non-state controlled oil and gas producer.  Operations began in 2006 in the Fell Block and have evolved from having a non-operated, non-producing interest to a fully-operated and producing asset with 45.1 mmboe of 2P PRMS reserves certified by DeGolyer and McNaughton ("D&M") as of December 31, 2013 and an average production of 6,748 boepd during the year. In addition, the Company operates five other hydrocarbon blocks in Chile with significant prospective resources.

Key Indicators	4Q2013	4Q2012	% Chg.
Oil production (bopd)	4,160	3,879	7%
Gas production (mcfpd)	15,526	16,006	-3%
Average net production (boepd)	6,748	6,546	3%
Net Revenues ($ million)	38.1	32.7	17%
Adjusted EBITDA ($ million)	22.8	17.2	33%

Production: Production in Chile grew by 3% reaching 6,748 boepd and which included a 7% increase in oil production. Oil production growth in Chile is mainly driven by development of fields producing from the Tobifera formation in the Fell Block.

Net Revenue: Net revenue attributable to the operations in Chile increased by 17% to $38.1 million for 4Q2013, representing 43% of consolidated revenues, compared to 48% in 4Q2012.

Oil revenues increased by 11% to $30.5 million in 4Q2013, due to higher production and higher average realized oil price per barrel.

The average realized oil price increased by 8% to $86.1 per barrel in 4Q2013, mainly attributable to an increase of approximately 10% in average WTI prices.

Oil revenues represented 80% of total revenues in Chile in 4Q2013, as compared to 84% in 4Q2012.

Gas revenues increased by 50% to $7.6 million in 4Q2013 mainly due to an increase of 47% in the average realized gas price resulting from higher world methanol prices and an improved agreement with the Company’s gas purchaser, Methanex.  Gas revenues represented 20% of total revenues in Chile in 4Q2013, as compared to 16% in 4Q2012.

Costs: Production costs in Chile in 4Q2013 increased by 5% to $17.8 million in 4Q2013, in line with production growth in the quarter.

Exploration expenses in Chile amounted to $0.1 million in 4Q2013 compared to $6.0 million in 4Q2012, mainly due to lower write-offs.

Administrative costs in Chile in 4Q2013 decreased to $4.3 million from $4.5 million in 4Q2012. Selling expenses in Chile decreased from $1.4 million in 4Q2012 to $0.9 million in 4Q2013.

Adjusted EBITDA: Adjusted EBITDA in Chile increased by 33% to $22.8 million in 4Q2013, mainly driven by revenue growth.

Adjusted EBITDA per boe increased by 29% to $36.7 per boe in 4Q2013 ($28.5 per boe in 4Q2012) due to higher average realized sales prices and a higher percentage of oil in the production mix.

Operational Performance:

•
Development well Cerro Sutlej 2 in the Fell Block (GeoPark operated with a 100% WI) drilled to a depth of 10,390 ft and tested oil in the Tobifera formation. The well resulted productive and tested 125 bopd.

•
Development well Yagan Norte 2 on the Fell Block (GeoPark operated with a 100% WI) was installed with an electrical submersible pump (first reported ESP in the Magellan Basin in Chile) and tested 560 bopd during the pilot program.

Operations in Colombia

In Colombia, following the acquisitions of Winchester, Luna and Cuerva in early 2012, GeoPark has working interests in 10 hydrocarbon blocks. Average production for the year 2013 reached 7,725 boepd and as of December 31, 2013, 2P PRMS reserves certified by D&M were 16.5 mmboe.

Key Indicators	4Q2013	4Q2012	% Chg.
Oil production (bopd)	7,717	4,018	92%
Gas production (mcfpd)	48	54	-11%
Average net production (boepd)	7,725	4,027	92%
Net Revenues ($ million)	49.3	35.6	38%
Adjusted EBITDA ($ million)	21.8	10.2	113%

Production: Colombian oil production increased by 92% to 7,717 bopd in 4Q2013, mainly as a result of successful exploration and development efforts on Block Llanos 34 operated by GeoPark.

Net Revenue: Net revenues in Colombia increased by 38% to $49.3 million in 4Q2013, mainly attributable to increased oil production, partially offset by a decrease in the average realized price per barrel of crude oil. The Colombian operations represented 56% of the total consolidated revenues as compared to 52% in 4Q2012.

The average realized price decreased by 16% to $77.4 per barrel in 4Q2013. During 2013, the Company started selling part of its oil production at the well-head with higher commercial discounts, as opposed to transporting it to different delivery points. This led to lower selling expenses that offset the lower selling prices and had no impact in the overall Adjusted EBITDA.

Costs: Production costs in Colombia increased by 51% to $31.9 million in 4Q2013, primarily due to the increase in production.  Improved fixed cost absorption led production cost per barrel to decrease 21% to $44.8 per barrel.

Administrative costs in Colombia in 4Q2013 increased by 111% to $6.5 million compared to $3.1 million in 4Q2012, resulting mainly from increased staff and other costs related to the legal restructuring of the local company organization.

Selling expenses in Colombia in 4Q2013 decreased by 50% to $3.7 million as explained above.

Adjusted EBITDA: Adjusted EBITDA in Colombia increased by 113% to $21.8 million in 4Q2013, as compared to $10.2 million in 4Q2012, reflecting successful exploration and development operations.

Adjusted EBITDA per boe increased by 11% to $30.6 per boe in 4Q2013 vs. $27.6 per boe in 4Q2012, influenced by lower production costs per boe resulting from increased efficiency.

Operational Performance:

•	Exploratory well Aruco 1 on the Llanos 34 Block (GeoPark operated with a 45% WI), was drilled to a depth of 10,705 ft and is currently under completion.
•
Exploration well Tigana Sur 1 on the Llanos 34 Block (GeoPark operated with a 45% WI), was drilled to a depth of 12,113 ft in the Guadalupe formations and is currently producing approximately 1,390 bopd gross.

•
Exploration well Tigana 1 on the Llanos 34 Block (GeoPark operated with a 45% WI) was drilled and tested in the Mirador formation. The well is currently producing approximately 2,126 bopd gross of 20.2 degree API. In addition, the deeper Guadalupe formation was tested with a rate of approximately 1,465 bopd gross.

Operations in Brazil

During 2013, GeoPark agreed to acquire Rio das Contas from Panoro Energy for a total cash payment of $140.0 million, resulting in a 10% working interest for GeoPark in the BCAM 40 Concession, including the shallow depth offshore Manati and Camarão Norte Fields, in the Camamu Almada Basin in the State of Bahia.

The Manati Field, which is in the production phase, is operated by Petrobras (with a 35% working interest), in partnership with Queiroz Galvão Exploração e Produção or QGEP (with a 45% working interest), and Brasoil (with a 10% working interest). On March 26, 2014, the ANP approved the acquisition.

Additionally, the Company participated in the Bidding Rounds 11 and 12 organized by the ANP in Brazil in 2013, and was awarded nine new onshore concessions in the Reconcavo, Potiguar, Parnaiba and Sergipe-Alagoas Basins.  Two out of the nine concessions agreements are pending to be signed with the ANP.

GeoPark has continued to strengthen its technical team in Brazil and appointed Dimas Coelho, a former exploration manager of Petrobras, to be Country Director.

In September 2013 the Company signed a strategic alliance with Tecpetrol to jointly identify and study and potentially acquire upstream oil and gas opportunities in Brazil.

Operations in Argentina

Operations in Argentina represented less than 1% of consolidated net revenues and 3% of consolidated Adjusted EBITDA in 4Q2013.

In March 2014, GeoPark informed the Argentine Secretary of Energy of its decision to relinquish 100% of the Cerro Doña Juana and Loma Cortaderal Concessions to the Mendoza Province.  The area covered by those blocks is 47.9 acres and neither the Cerro Doña Juana nor the Loma Cortaderal Blocks are currently in production or have any associated reserves.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Net Financial Expenses: Net financial expenses increased to $6.7 million in 4Q2013 from $2.7 million in 4Q2012, mainly due to higher debt as a result of the 2020 Bond issued for $300 million and which allowed the Company to reduce its average cost of funding and extend maturities.  This was partially offset by higher interest income related to increased cash and cash equivalents.

Income Tax: Income tax amounted to $2.9 million in 4Q2013 compared to $8.1 million in 4Q2012.  This included the impact of the Colombian acquisitions in such year, partially offset by increased results in the Chilean and Colombian operations in 4Q2013.

Profit: Profit increased to $9.7 million in 4Q2013, primarily due to increased operating profit in Chile and Colombia.

BALANCE SHEET

GeoPark’s cash and cash equivalents at year end 2013 amounted to $121.1 million ($48.3 million at year end 2012), mainly due to cash generation from operations during the year of $140.1 million along with $164.0 million of funds generated from financing activities, mainly related to the 2020 Bond issued in February, 2013, partially offset by $221.3 million of net cash used in the Company’s investment activities.

Total Assets as of December 31, 2013, amounted to $846.4 million.  Additionally, total capital expenditures for the year equaled $228.0 million and included $145.7 million in Chile, where the Company drilled 17 wells and completed more than 1,100 sqkm of 3D seismic surveys, mainly related to the blocks located in Tierra del Fuego.  In Colombia, capital expenditures amounted to $82.3 million and included drilling 22 wells and over 250 sqkm of 3D seismic surveys.

At year-end 2013, GeoPark’s total financial debt amounted to $317.1 million, which included $300 million related to the 2020 Bond issued in February 2013.

Shareholders’ Equity reached $366.0 million and included minority interests of $95.1 million, related to LG International’s participation in the Chilean and Colombian operations. LG International and GeoPark have a strategic alliance to build a portfolio of upstream assets across Latin America.

FINANCIAL RATIOS*

Amounts in $ million
Year / Period	Financial debt	Cash position	Gross debt / Adjusted EBITDA	Interest coverage
2012	193.0	48.3	1.6x	7.1x
1Q 2013	299.4	176.0	2.2x	5.3x
2Q 2013	301.8	149.4	2.2x	4.4x
3Q 2013	296.2	104.8	2.2x	5.9x
2013	317.1	121.1	1.9x	4.3x

(*) Based on trailing 12 month financial results for 1Q2013, 2Q2013, and 3Q2013

The following are GeoPark’s consolidated incurrence financial covenants agreed under the 2020 Bond indenture:

•	Leverage Ratio, defined as gross debt to Adjusted EBITDA, lower than 2.75x for the years 2013 and 2014 and lower than 2.5x from 2015 onwards;

•	Interest Coverage Ratio, defined as Adjusted EBITDA divided by Interest Expenses, above 3.5.

FULL YEAR 2013

The table below sets forth GeoPark’s production figures for 2013, as compared with 2012.  In addition, it includes proforma information for Brazil.

	2013			2012
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Chile	6,962	4,581	14,283	7,790	-11%
Colombia	6,491	6,482	52	3,440	89%
Argentina	64	50	84	62	3%
Total	13,517	11,113	14,419	11,292	20%
Plus:
Brazil	3,580	60	21,120
Total Proforma	17,098	11,173	35,539

The table below sets forth some key indicators of performance for 2013, as compared with 2012. These figures do not include proforma information for Brazil.

Key Indicators	2013	2012	% Change
Oil production (bopd)	11,113	7,491	48%
Gas production (mcfpd)	14,419	22,804	-37%
Average net production (boepd)	13,517	11,292	20%
Average realized sales price:
⁻Oil ($ per bbl)	81.9	90.5	-10%
⁻Gas ($ per mcf)	5.0	4.0	25%
Net Revenues ($ million)	338.4	250.5	35%
Adjusted EBITDA ($ million)	167.3	121.4	38%
Adjusted EBITDA per boe ($)	33.9	31.1	9%
Profit for the year ($ million)	34.9	18.4	89%

CONSOLIDATED OPERATING PERFORMANCE

Production: Consolidated production increased by 20% in 2013 to 13,517 boepd.  Consolidated oil production increased by 48% to 11,113 bopd during 2013, mainly driven by increased production in Colombia.  Consolidated gas production decreased by 37% to 14,419 mcfpd during 2013, mainly resulting from reduced gas drilling activity and the temporary shutdown of the Methanex plant from April to September 2013.

On a proforma basis, consolidated production grew to 17,098 boepd in 2013.

Net Revenue: Consolidated net revenue increased by 35% to $338.4 million for the year ended December 31, 2013, primarily driven by increased oil production.

Consolidated Oil Revenues: Consolidated oil revenues increased by 42% to $315.4 million for the year ended December 31, 2013, mainly resulting from increased production, partially offset by a decrease in the average realized price of oil per barrel.

The average realized sales price decreased 10% to $81.9 per barrel in the year ended December 31, 2013.

Consolidated oil revenues represented 93% of total revenues in the year ended December 31, 2013 (88% in the year ended December 31, 2012).

Consolidated Gas Revenues: Consolidated gas revenues decreased by 21% to $22.9 million in the year ended December 31, 2013, mainly due to lower production, partially offset by higher average gas prices.

The average realized gas sales price increased 25% to $5.0 per mcf in the year ended December 31, 2013.

Consolidated gas revenues represented 7% of total revenues in the year ended December 31, 2013 (12% in the year ended December 31, 2012).

Costs: Consolidated production costs increased by 39% to $179.6 million for the year ended December 31, 2013, mainly driven by the increase in production during the year, and impacted also by the higher participation of the oil in the production mix, which has higher production costs than gas (oil production increased by 48%). On the other hand, increased production generated improved fixed cost absorption, which positively impacted the production costs per boe.

During 2013, the production mix was 82% oil and 18% gas, as compared with 66% oil and 34% gas for 2012.

Exploration costs decreased by 42% to $16.3 million for the year ended December 31, 2013, primarily resulting from lower write-offs, with five wells charged to expense in 2013.

Administrative costs increased by 62% to $46.6 million in the year ended December 31, 2013. This increase was primarily due to (i) higher corporate expenses related to the growth strategy of the Company and new business efforts; (ii) increased staff and other costs in Colombia; and (iii) the start-up of operations in Tierra del Fuego, Chile.

Selling expenses decreased by 30% to $17.3 million for the year ended December 31, 2013, primarily due to the change in the selling point of oil in Colombia.  In addition, in Chile selling expenses were 24% lower in 2013, primarily resulting from a 2012 delivery or pay penalty paid to Methanex.

Adjusted EBITDA: Adjusted EBITDA increased by 38% to $167.3 million in the year ended December 31, 2013.

Adjusted EBITDA per boe increased by 9% to $33.9 per boe in the year ended December 31, 2013 ($31.1 per boe in the year ended December 31, 2012).

As a reference, Adjusted EBITDA for the year ended December 31, 2013, corresponding to Rio das Contas (the acquired interest in the Manati field in Brazil) amounted to $31.0 million (unaudited).  This amount is not included in the $167.3 million of Consolidated Adjusted EBITDA reported for the year 2013.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Net Financial Expenses: Financial expenses increased from $16.3 million in 2012 to $33.9 million for the year ended December 31, 2013, due to (i) expenses incurred as part of the prepayment of the 2015 Reg S Bond in February 2013, and (ii) higher debt related to the 2020 Bond issued in February, 2013.  These were partially offset by higher interest income related to increased cash and cash equivalents.

Income Tax: Income tax increased by 5% to $15.2 million for the year ended December 31, 2013. GeoPark’s effective tax rate for the year 2013 was 30% as compared to 44% in 2012, due to lower losses from deferred income taxes in 2013 mainly resulting from the effect of currency translation on tax base in Colombia and Chile, compensated by an increase in current taxes resulting from higher profits in Chile and Colombia.

Profit: Profit for the year increased by 89% to $34.9 million, as a result of higher operating results partly offset by increased net financial expenses. Earnings per share increased by 79% to $0.50 per share for the year ended December 31, 2013, mainly driven by increased profits in 2013.

OIL AND GAS RESERVES

The following table sets forth GeoPark’s Proved (P1), Probable (P2), and Possible (P3) reserves as of December 31, 2013, in accordance with D&M independent appraisal report. In addition, the table below includes proforma certified reserves for GeoPark’s interest in the Manati field (Brazil).

Reserves estimates were prepared in accordance with the standards recognized by the SPE in accordance with PRMS. The aforementioned PRMS reserves do not constitute SEC reserves.

Country	Reserve Type	Oil (MMbbl)	Gas (bcf)	BOE (MMboe)	NPV10 ($million)
Chile	P1	5.4	33.9	11.0	197.2
(Certified)	P2	12.0	132.1	34.1	590.7
	P3	11.6	250.3	53.3	816.1
	P1 + P2	17.4	166.0	45.1	787.9
	P1 + P2 + P3	29.0	416.3	98.4	1,604.0

Colombia	P1	9.6	-	9.6	191.8
(Certified)	P2	6.9	-	6.9	160.7
	P3	6.8	-	6.8	144.5
	P1 + P2	16.5	-	16.5	352.5
	P1 + P2 + P3	23.3	-	23.3	497.0

Brazil	P1	0.2	50.0	8.5	142.4
(Certified)	P2	-	0.1	0.1	2.6
	P3	-	4.7	0.7	5.8
	P1 + P2	0.2	50.1	8.6	145.0
	P1 + P2 + P3	0.2	54.8	9.3	150.9

Total Proforma	P1	15.1	83.9	29.1	531.5
(Certified)	P2	18.9	132.2	41.1	754.0
	P3	18.4	255.0	60.8	966.4
	P1 + P2	34.1	216.1	70.2	1,285.5
	P1 + P2 + P3	52.5	471.1	131.0	2,251.9

2P PRMS reserves (without Brazil) grew by 8% to 61.6 mmboe, with a reserve replacement ratio of 199%, for the year ended December 31, 2013, mainly resulting from new net additions of 9.6 mmboe related to new discoveries in Chile and Colombia and reduced by 4.9 mmboe related to GeoPark’s 2013 production. Including the reserves acquired in the Manati field (Brazil), 2P PRMS total reserves for 2013 increased by 23% to 70.2 mmboe.

WORK PROGRAM AND OUTLOOK FOR 2014

For the full year 2014, the Company expects:

•	Average annual production growth of 15-20% compared to annual production average in 2013 (including full year production from the Manati field in both years).

•
Capital Expenditures of $220-250 million, which considers 50-60 new wells, seismic surveys and new facilities. Approximately 40% of capital expenditures will be dedicated to exploration activities and 60% will be dedicated to development activities.

Breakdown by country of total capital expenditures is approximately as follows:

OTHER NEWS/RECENT EVENTS

Initial Public Offering and NYSE Listing

The Company commenced trading on the NYSE under the ticker symbol GPRK on February 7, 2014. In its move to New York, the Company issued 13,999,700 shares at a price of $7 per share, including the over-allotment option granted to and exercised by the underwriters.  Gross proceeds from the offering totaled approximately $100 million, which will primarily be used to support the Company’s expansion.  Through its NYSE listing, the Company intends to reach a wider audience and strengthen liquidity for all its shareholders.

Following its listing on the NYSE, the Company delisted from the AIM London Stock Exchange effective February 19, 2014.

GeoPark can be visited online at www.geo-park.com

For further information please contact:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600

CONSOLIDATED STATEMENT OF INCOME

(Audited full year figures)

	In thousands of $, except percentages
				Year ended 31 December
	4Q 2013	4Q 2012%		2013	2012	%
Revenues
Sale of crude oil	80,210	63,255	27%	315,435	221,564	42%
Sale of gas	7,613	5,084	50%	22,918	28,914	-21%
TOTAL NET REVENUE	87,823	68,339	29%	338,353	250,478	35%
Production costs	-49,809	-40,579	23%	-179,643	-129,235	39%
GROSS PROFIT	38,014	27,760	37%	158,710	121,243	31%

Exploration costs	-242	-6,148	-96%	-16,254	-27,890	-42%
Administrative costs	-14,534	-7,888	84%	-46,584	-28,798	62%
Selling expenses	-4,726	8,981	-47%	-17,252	-24,631	-30%
Other operating income	789	142	456%	5,344	823	549%
OPERATING PROFIT	19,301	4,885	295%	83,964	40,747	106%

Financial results, net	-6,676	-2,710	146%	-33,876	-16,308	108%
Bargain purchase gain on acquis. of subsid.	-	-		-	8,401	-100%
PROFIT BEFORE INCOME TAX	12,625	2,175	480%	50,088	32,840	53%

Income tax	-2,894	-8,128	-64%	-15,154	-14,394	5%
PROFIT FOR THE PERIOD/YEAR	9,731	-5,953	-263%	34,934	18,446	89%
Non-controlling interest	3,486	1		12,922	6,567
Attributable to Owners of the Company	6,245	-5,954	-205%	22,012	11,879	85%

RECONCILIATION OF ADJUSTED EBITDA TO OPERATING PROFIT

	In thousands of $, except percentages
				Year ended 31 December
	4Q 2013	4Q 2012%		2013	2012	%
Adjusted EBITDA	41,359	26,611	55%	167,253	121,404	38%
Depreciation	-20,654	-17,089	21%	-70,200	-53,317	32%
Accrual of Stock Awards	-3,221	-1,732	86%	-9,167	-5,396	70%
Impairment and write-off	993	-5,254	-119%	-10,962	-25,552	-57%
Others	824	2,349	-65%	7,040	3,608	95%
OPERATING PROFIT	19,301	4,885	295%	83,964	40,747	106%

GLOSSARY

Adjusted EBITDA
Profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write offs of unsuccessful efforts, accrual of stock options and stock awards and bargain purchase gain on acquisitions of subsidiaries

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe production for the applicable period

ANP	Agência Nacional do Petróleo, Brazil’s National Agency of Petroleum

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)

EPS	Earnings per share

IPO	Initial Public Offering

mbbl	Thousand barrels of oil

mmboe	Million barrels of oil equivalent

mcfpd	Thousand cubic feet per day

mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

PRMS	Petroleum Resources Management System

SPE	Society of Petroleum Engineers

WI	Working interest

NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual discount rate of 10%

# # #

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with with respect to reserves will differ significantly from the information in this press release.
NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit of as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: March 31, 2014